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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

INTERLIANT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

458742

(CUSIP Number)

JASON MENDELSON, ESQ.

MOBIUS VENTURE CAPITAL

200 West Evelyn Avenue, Suite 200

Mountain View, CA 94041

(650) 962-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

DECEMBER 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SOFTBANK TECHNOLOGY VENTURES IV L.P. (“SBTV IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,333,414 8. Shared Voting Power -0- 9. Sole Dispositive Power 3,333,414 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SOFTBANK TECHNOLOGY ADVISORS FUND L.P. (“STAF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 63,869 8. Shared Voting Power -0- 9. Sole Dispositive Power 63,869 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) STV IV LLC (“STV IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,397,283 8. Shared Voting Power -0- 9. Sole Dispositive Power 3,397,283 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MOBIUS TECHNOLOGY VENTURES VI L.P. (“MTV VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

10,344,793 (8,106,254 shares may be obtained through Convertible Subordinated Notes and 2,238,539 shares may be obtained through Common Stock Purchase Warrants)

  8.    Shared Voting Power

        -0-

  9.    Sole Dispositive Power

        10,344,793 (See Line 7 above)

10.    Shared Dispositive Power

        -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,344,793 (See Line 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SOFTBANK U.S. VENTURES VI L.P. (“SUSV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

11,095,157 (8,694,245 shares may be obtained through Convertible Subordinated Notes and 2,400,912 shares may be obtained through Common Stock Purchase Warrants)

  8.    Shared Voting Power

        -0-

  9.    Sole Dispositive Power

        11,095,157 (See Line 7 above)

10.    Shared Dispositive Power

        -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,095,157 (See Line 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MOBIUS TECHNOLOGY VENTURES ADVISORS FUND VI L.P. (“MTAF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

403,015 (315,805 shares may be obtained through Convertible Subordinated Notes and 87,210 shares may be obtained through Common Stock Purchase Warrants)

  8.    Shared Voting Power

        -0-

  9.    Sole Dispositive Power

        403,015 (See Line 7 above)

10.    Shared Dispositive Power

        -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,015 (See Line 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only). MOBIUS TECHNOLOGY VENTURES SIDE FUND VI L.P. (“MTSF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

423,054 (331,508 shares may be obtained through Convertible Subordinated Notes and 91,546 shares may be obtained through Common Stock Purchase Warrants)

  8.    Shared Voting Power

        -0-

  9.    Sole Dispositive Power

        423,054 (See Line 7 above)

10.    Shared Dispositive Power

        -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,054 (See Line 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MOBIUS VI LLC (“MOBIUS”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

22,266,020 (17,447,813 shares may be obtained through Convertible Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  8.    Shared Voting Power

        -0-

  9.    Sole Dispositive Power

        22,266,020 (See Line 7 above)

10.    Shared Dispositive Power

        -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,266,020 (See Line 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MOBIUS VENTURE CAPITAL INC. (“MVC INC.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 180,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 180,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) GARY E. RIESCHEL (“GER”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

25,843,303 (3,577,283 shares of Common Stock, 17,447,813 shares may be obtained through Convertible Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        25,843,303 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,843,303 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) BRADLEY A. FELD (“BAF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

         27,088 (4,588 shares of Common Stock, 22,500 shares may be obtained through the exercise of options to purchase Common Stock)

  8.    Shared Voting Power

         56,306,638* (31,860,618 shares of Common Stock, 17,447,813 shares may be obtained through Convertible

         Subordinated Notes, 4,818,207 shares may be obtained through Common Stock Purchase Warrants, and

         2,180,000 shares may be obtained through the exercise of options to purchase Common Stock)

  9.    Sole Dispositive Power

        27,088 (See Line 7 above)

10.    Shared Dispositive Power

        56,306,638* (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,333,726*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.1%

14.	Type of Reporting Person (See Instructions) IN

*	Includes 25,200,000 shares held by Web Hosting Organization, 3,083,355 shares held by The Feld Group, Inc. and fully vested and exercisable options to purchase 2,180,000 shares held by The Feld Group, Inc.

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) E. SCOTT RUSSELL (“ESR”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

-0-

  8.    Shared Voting Power

25,843,303 (3,577,283 shares of Common Stock, 17,447,813 shares may be obtained through Convertible Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        25,843,303 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,843,303 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) D. REX GOLDING (“DRG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

25,843,303 (3,577,283 shares of Common Stock, 17,447,813 shares may be obtained through Convertible Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        25,843,303 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,843,303 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) JO ANN HEIDI ROIZEN, TRUSTEE OF THE MOHLER/ROIZEN REVOCABLE TRUST (“JR”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

25,843,303 (3,577,283 shares of Common Stock, 17,447,813 shares may be obtained through Convertible Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        25,843,303 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,843,303 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) WILLIAM BURNHAM (“WB”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

         22,446,020 (180,000 shares of Common Stock, 17,447,813 shares may be obtained through Convertible

        Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        22,446,020 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,446,020 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) GREG P. GALANOS (“GPG”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        22,446,020 (180,000 shares of Common Stock, 17,447,813 shares may be obtained through Convertible

        Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        22,446,020 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,446,020 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) GREG R. PROW (“GRP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power

        -0-

  8.    Shared Voting Power

        22,446,020 (180,000 shares of Common Stock, 17,447,813 shares may be obtained through Convertible

        Subordinated Notes and 4,818,207 shares may be obtained through Common Stock Purchase Warrants)

  9.    Sole Dispositive Power

        -0-

10.    Shared Dispositive Power

        22,446,020 (See Line 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,446,020 (See Line 8 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 458742

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) CHARLES E. LAX (“CEL”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0- 8. Shared Voting Power 3,397,283 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 3,397,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer

Class of Securities:	Common Stock, par value $.01 per share (the “Common Stock”) of Interliant, Inc. a Delaware corporation (the “Issuer”);

Convertible Subordinated Notes (the “Notes”) of the Issuer, convertible into Common Stock; and

Common Stock Purchase Warrants (the “Warrants”) of the Issuer, entitling holder to purchase Common Stock.

Principal Address:	Two Manhattanville Road
Purchase, NY 10577

Telephone:	1-914-640-9000

Item 2.     Identity and Background

(a)	Names of Reporting Persons:

SOFTBANK Technology Ventures IV L.P. (“SBTV IV”)
SOFTBANK Technology Advisors Fund L.P. (“STAF”)
STV IV LLC (“STV IV”)
Mobius Technology Ventures VI L.P. (“MTV VI”)
SOFTBANK U.S. Ventures VI L.P. (“SUSV”)
Mobius Technology Ventures Advisors Fund VI L.P. (“MTAF”)
Mobius Technology Ventures Side Fund VI L.P. (“MTSF”)
Mobius VI LLC (“Mobius”)
Mobius Venture Capital, Inc. (“MVC INC”)
Gary E. Rieschel (“GER”)
Bradley A. Feld (“BAF”)
E. Scott Russell (“ESR”)
D. Rex Golding (“DRG”)
Jo Ann Heidi Roizen, Trustee of the Mohler/Roizen Revocable Trust (“JR”)
William Burnham (“WB”)
Greg P. Galanos (“GPG”)
Greg R. Prow (“GRP”)
Charles E. Lax (“CEL”)

(b)	Residence or business address:

c/o Mobius Venture Capital
200 West Evelyn Avenue, Suite 200
Mountain View, CA 94041
Attention: Jason Mendelson, General Counsel

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

	SBTV IV:	Venture Capital Fund
	STAF:	Venture Capital Fund
	STV IV:	General Partner of SBTV IV and STAF
	MTV VI:	Venture Capital Fund
	SUSV:	Venture Capital Fund
	MTAF:	Venture Capital Fund
	MTSF:	Venture Capital Fund
	Mobius:	General Partner of MTV VI, SUSV, MTAF and MTSF
	MVC Inc:	Management Company of MTV VI, SUSV, MTAF and MTSF

	GER:	Managing Director of STV IV and Mobius
	BAF:	Managing Director of STV IV and Mobius
	ESR:	Managing Director of STV IV and Mobius
	DRG:	Managing Director of STV IV and Mobius
	JR:	Managing Director of STV IV and Mobius
	WB:	Managing Director of Mobius
	GPG:	Managing Director of Mobius
	GRP:	Managing Director of Mobius
	CEL:	Managing Director of STV IV

(d)	None

(e)	None

(f)	Citizenship:

	SBTV IV:	Delaware	MTAF:	Delaware
	STAF:	Delaware	MTSF:	Delaware
	STV IV:	Delaware	Mobius:	Delaware
	MTV VI:	Delaware	MVC Inc:	California
	SUSV:	Delaware

	GER:	United States	JR:	United States
	BSF:	United States	WB:	United States
	ESR:	United States	GRP:	United States
	GPG:	United States	CEL:	United States
	DRG:	United States

Item 3.     Source and Amount of Funds or Other Consideration

The funds used to acquire the Common Stock held by SBTV IV were from SBTV IV’s working capital. The funds used to acquire the Common Stock held by STAF were from STAF’s working capital. STV IV holds the Common Stock solely in its capacity as the General Partner of SBTV IV and STAF.

MTV VI (formerly SOFTBANK Technology Ventures VI L.P.) holds a convertible subordinated promissory note dated August 15, 2001 in the amount of $3,949,100 that may be converted into Common Stock at $1.00 per Share and a Warrant to purchase 1,077,039 shares of Common Stock at $0.60 per share. MTV VI also holds a convertible subordinated promissory note dated March 8, 2002 in the amount of $1,161,500 that may be converted into Common Stock at $0.30 per Share and a Warrant to purchase 1,161,500 shares of Common Stock at $0.30 per share. The funds to purchase the Notes and Warrants came from working capital. Should MTV VI convert the Notes and/or exercise the Warrants to acquire Common Stock, the funds used to acquire such Common Stock shall be from the working capital of MTV VI.

SUSV holds a convertible subordinated promissory note dated August 15, 2001 in the amount of $4,235,550 that may be converted into Common Stock at $1.00 per share and a Warrant to purchase 1,155,162 shares of Common Stock at $0.60 per share. SUSV also holds a convertible subordinated promissory note dated March 8, 2002 in the amount of $1,245,750 that may be converted into Common Stock at $0.30 per share and a Warrant to purchase 1,245,750 shares of Common Stock at $0.30 per share. The funds to purchase the Notes and Warrants came from working capital. Should SUSV convert the Notes and/or exercise the Warrants to acquire Common Stock, the funds used to acquire such Common Stock shall be from the working capital of SUSV.

MTAF (formerly SOFTBANK Technology Ventures Advisors Fund VI L.P.) holds a convertible subordinated promissory note dated August 15, 2001 in the amount of $153,850 that may be converted into Common Stock at $1.00 per share and a Warrant to purchase 41,960 shares of Common Stock at $0.60 per share. MTAF also holds a convertible subordinated promissory note dated March 8, 2002 in the amount of $45,250 that may be converted into Common Stock at $0.30 per share and a Warrant to purchase 45,250 shares of Common Stock at $0.30 per share. The funds to purchase the Notes and Warrants came from working capital. Should MTAF convert the Notes and/or exercise the Warrants to acquire Common Stock, the funds used to acquire such Common Stock shall be from the working capital of MTAF.

MTSF (formerly SOFTBANK Technology Ventures Advisors Side Fund VI L.P.) holds a convertible subordinated promissory note dated August 15, 2001 in the amount of $161,500 that may be converted into Common Stock at $1.00 per share and a Warrant to purchase 44,046 shares of Common Stock at $0.60 per share. MTSF also holds a convertible subordinated promissory note dated March 8, 2002 in the amount of $47,500 that may be converted into Common Stock at $0.30 per share and a Warrant to purchase 47,500 shares of Common Stock at $0.30 per share. The funds to purchase the Notes and Warrants came from working capital. Should MTSF convert the Notes and/or exercise the Warrants to acquire Common Stock, the funds used to acquire such Common Stock shall be from the working capital of MTSF.

Item 4.    Purpose of Transaction

Reporting Persons acquired the Common Stock, Notes and Warrants for purposes of investment.

Subject to applicable legal requirements, Reporting Persons may purchase additional Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person’s ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their Common Stock at any time.

Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

Item 5.    Interest in Securities of the Issuer

(a) & (b)

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Subject to Sole Voting Power	Shares Subject to Shared Voting Power	Shares Subject to Sole Dispositive Power	Shares Subject to Shared Dispositive Power

SBTV IV	3,333,414	5.8%	3,333,414	0	3,333,414	0

STAF	63,869	0.1%	63,869	0	63,869	0

STV IV	3,397,283	5.9%	3,397,283	0	3,397,283	0

MTV VI [1]	10,344,793	15.2%	10,344,793	0	10,344,793	0

SUSV [2]	11,095,157	16.2%	11,095,157	0	11,095,157	0

MTAF [3]	403,015	0.7%	403,015	0	403,015	0

MTSF [4]	423,054	0.7%	423,054	0	423,054	0

Mobius [5]	22,266,020	28.1%	22,266,020	0	22,266,020	0

1	The shares and percentage of Common Stock that is listed as being owned by MTV VI assumes 8,106,254 shares obtained through the payment of Convertible Subordinated Notes and 2,238,539 shares obtained through the exercise of Common Stock Purchase Warrants.
2	The shares and percentage of Common Stock that is listed as being owned by SUSV assumes 8,694,245 shares obtained through the payment of Convertible Subordinated Notes and 2,400,912 shares obtained through the exercise of Common Stock Purchase Warrants.
3	The shares and percentage of Common Stock that is listed as being owned by MTAF assumes 315,805 shares obtained through the payment of Convertible Subordinated Notes and 87,210 shares obtained through the exercise of Common Stock Purchase Warrants.
4	The shares and percentage of Common Stock that is listed as being owned by MTSF assumes 331,058 shares obtained through the payment of Convertible Subordinated Notes and 91,546 shares obtained through the exercise of Common Stock Purchase Warrants.

MVC INC	180,000	0.3%	180,000	0	180,000	0

GER*	25,843,303	32.4%	0	25,843,303	0	25,843,303

BAF –	56,333,726	70.1%	27,088	56,306,638	27,088	56,306,638

ESR*	25,843,303	32.4%	0	25,843,303	0	25,843,303

DRG*	25,843,303	32.4%	0	25,843,303	0	25,843,303

JR*	25,843,303	32.4%	0	25,843,303	0	25,843,303

WB •	22,446,020	28.1%	0	22,446,020	0	22,446,020

GPG •	22,446,020	28.1%	0	22,446,020	0	22,446,020

GRP •	22,446,020	28.1%	0	22,446,020	0	22,446,020

CEL	3,397,283	5.9%	0	3,397,283	0	3,397,283

(c)	Not Applicable.
(d)	Not Applicable.
(e)	Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CEL is a managing director of STV IV. STV IV is the general partner of SBTV IV and STAF, venture capital funds named in response to Item 2 above. CEL is beneficial owner of Common Stock solely in his capacity as managing director of STV IV. CEL disclaims beneficial ownership of Common Stock except, or as applicable, to the extent of his pecuniary interests in STV IV, SBTV IV and STAF.

WB, GPG and GRP are managing directors of Mobius. Mobius is the general partner of MTV VI, SUSV, MTAF and MTSF, venture capital funds named in response to Item 2 above. WB, GPG and GRP are beneficial owners of Common Stock solely in their capacities as managing directors of Mobius. WB, GPG and GRP disclaim beneficial ownership of Common Stock except, or as applicable, to the extent of their pecuniary interests in Mobius, MTV VI, SUSV, MTAF and MTSF.

GER, BAF, ESR, DRG and JR are managing directors of STV IV and Mobius, general partners of the venture capital funds as stated in the previous two paragraphs. GER, BAF, ESR, DRG and JR disclaim beneficial ownership of the Common Stock except, or as applicable, to the extent of their pecuniary interests in STV IV, SBTV IV, STAF, Mobius, MTV VI, SUSV, MTAF and MTSF.

BAF and CEL were elected as members of the Board of Directors of Interliant, Inc. for fiscal year 2002.

With the above-mentioned exceptions, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to

5	Mobius is the General Partner of MTV VI, SUSV, MTAF and MTSF. The shares and percentage of Common Stock that is listed as being owned by Mobius assumes 17,447,813 shares obtained through the payment of Convertible Subordinated Notes and 4,818,207 shares obtained through the exercise of Common Stock Purchase Warrants by MTV VI, SUSV, MTAF and MTSF.
*	GER, DRG and JR are managing directors of STV IV and Mobius. The shares and percentage of Common Stock listed as being owned by GER, DRG and JR includes 3,577,283 shares of Common Stock, and assumes 17,447,813 shares obtained through the payment of Convertible Subordinated Notes and 4,818,207 shares obtained through the exercise of Common Stock Purchase Warrants by MTV VI, SUSV, MTAF and MTSF.
-	BAF is a managing director of STV IV and Mobius. In addition to shares reported for STV IV, Mobius and MVC Inc., the shares and percentage of Common Stock listed as being owned by BAF includes 25,200,000 shares held by Web Hosting Organization, 3,083,355 shares held by The Feld Group, Inc. and options to purchase 2,480,000 shares held by The Feld Group, Inc.
•	WB, GPG and GRP are managing directors of Mobius. The shares and percentage of Common Stock listed as being owned by WB, GPG and GRP, includes 180,000 shares of Common Stock and assumes 17,447,813 shares obtained through the payment of Convertible Subordinated Notes and 4,818,207 shares obtained through the exercise of Common Stock Purchase Warrants by MTV VI, SUSV, MTAF and MTSF.

transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Exhibit A(1):	Joint Filing Statement
Exhibit B(1):	Form of 8% Convertible Subordinated Note due June 30, 2003 (MTV VI)
Exhibit C(1):	Form of 8% Convertible Subordinated Note due June 30, 2003 (SUSV)
Exhibit D(1):	Form of 8% Convertible Subordinated Note due June 30, 2003 (MTAF)
Exhibit E(1):	Form of 8% Convertible Subordinated Note due June 30, 2003 (MTSF)
Exhibit F(1):	Form of Warrant to Purchase 1,077,039 shares of Common Stock
Exhibit G(1):	Form of Warrant to Purchase 1,155,162 shares of Common Stock
Exhibit H(1):	Form of Warrant to Purchase 41,960 shares of Common Stock
Exhibit I(1):	Form of Warrant to Purchase 44,046 shares of Common Stock
Exhibit J(1):	Letter from Interliant, Inc. Reducing Conversion and Exercise Prices
Exhibit K:	Form of 10% Convertible Subordinated Note due March 8, 2005 (MTV VI)
Exhibit L:	Form of 10% Convertible Subordinated Note due March 8, 2005 (SUSV)
Exhibit M:	Form of 10% Convertible Subordinated Note due March 8, 2005 (MTAF)
Exhibit N:	Form of 10% Convertible Subordinated Note due March 8, 2005 (MTSF)
Exhibit O:	Form of Warrant to Purchase 1,161,500 shares of Common Stock
Exhibit P:	Form of Warrant to Purchase 1,245,750 shares of Common Stock
Exhibit Q:	Form of Warrant to Purchase 45,250 shares of Common Stock
Exhibit R:	Form of Warrant to Purchase 47,500 shares of Common Stock

(1)	Incorporated by reference to Schedule 13D filed with respect to Issuer’s securities on February 15, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003

SOFTBANK TECHNOLOGY VENTURES IV L.P.

By:	STV IV LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK TECHNOLOGY ADVISORS FUND L.P.

By:	STV IV LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

STV IV LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES ADVISORS FUND VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES SIDE FUND VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK U.S. VENTURES VI L.P.

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS VI LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS VENTURE CAPITAL, INC.

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

GARY E. RIESCHEL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

BRADLEY A. FELD

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

E. SCOTT RUSSELL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

D. REX GOLDING

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

JO ANN HEIDI ROIZEN, TRUSTEE OF THE MOHLER/ROIZEN REVOCABLE TRUST

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

WILLIAM BURNHAM

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

GREG P. GALANOS

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

GREG R. PROW

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

CHARLES E. LAX

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

* Power of attorney granted pursuant to general authorization letters filed with the Commission via certified mail dated March 16, 2001.

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

February 11, 2003

SOFTBANK TECHNOLOGY VENTURES IV L.P.

By:	STV IV LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK TECHNOLOGY ADVISORS FUND L.P.

By:	STV IV LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

STV IV LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES ADVISORS FUND VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS TECHNOLOGY VENTURES SIDE FUND VI L.P.

By:	Mobius VI LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK U.S. VENTURES VI L.P.

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS VI LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

MOBIUS VENTURE CAPITAL, INC.

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

GARY E. RIESCHEL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

BRADLEY A. FELD

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

E. SCOTT RUSSELL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

D. REX GOLDING

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

JO ANN HEIDI ROIZEN, TRUSTEE OF THE MOHLER/ROIZEN REVOCABLE TRUST

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

WILLIAM BURNHAM

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

GREG P. GALANOS

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

GREG R. PROW

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

CHARLES E. LAX

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact*

* Power of attorney granted pursuant to general authorization letters filed with the Commission via certified mail dated March 16, 2001.

Attention:        Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)